SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                                 AMENDMENT NO. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                              Tag-It Pacific, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   873774 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Commerce Investment Group, LLC
                            5804 East Slauson Avenue
                           Commerce, California 90040
                                  323-890-9660
                                 With a copy to:

                              Murray Markiles, Esq.
                         Stubbs Alderton & Markiles, LLP
                       15821 Ventura Boulevard, Suite 525
                            Encino, California 91436
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 873774 10 3                  13D/A                   Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Commerce Investment Group, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              350,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              350,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     350,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%*

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Beneficial ownership percentages set forth herein assume that at September 17, 2003, there were 11,454,909 shares of the Issuer's Common Stock outstanding.

CUSIP No. 873774 10 3                  13D/A                   Page 3 of 5 Pages


         This Amendment No. 1 to Schedule 13D (this "Statement") amends and restates Items 4 and 5 of Schedule 13D previously filed by Commerce Investment Group, LLC ("Commerce") (filed with the Securities and Exchange Commission on April 25, 2001) as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

         The purpose of this Statement is to report the disposition of shares of the Company's Common Stock by Commerce.

         Commerce originally acquired 1,000,000 shares of the Company's Common Stock pursuant to the terms and conditions of the Supply Agreement and other related agreements described in Item 6 of Commerce's original Schedule 13D (filed with the Securities and Exchange Commission on April 25, 2001). Commerce acquired the Company's Common Stock for investment purposes.

         On August 6, 2003, Commerce sold 250,000 shares of the Company's Common Stock at $4.00 per share in a private transaction.

         On August 8, 2003, Commerce transferred 250,000 shares of the Company's Common Stock to a trust (the "Trust") administered by the Commerce Manager's brother (the "Brother") for the benefit of the Brother's children. Commerce does not have or share voting or dispositive power over any of the shares held by the Trust.

         On October 6, 2003, Commerce sold 150,000 shares of the Company's Common Stock at $4.00 per share in a private transaction.

         As a result of the foregoing transactions, Commerce no longer holds over five percent (5%) of the Company's Common Stock.

         Commerce currently has no plans or proposals to dispose of the remaining shares of its Company Common Stock, provided, however, that depending on market and other factors, in the future, Commerce may determine to dispose of some or all of its remaining Company Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of October 6, 2003, Commerce is the beneficial owner of 350,000 shares of Company Common Stock, or approximately 3.1% of the total Common Stock outstanding. The beneficial ownership percentage set forth herein is based on 11,454,909 shares of the Company's Common Stock outstanding as of September 17, 2003, as reported on the Company's Amendment No. 2 to Form S-3, filed with the Securities and Exchange Commission on September 18, 2003. The Commerce Manager disclaims any beneficial ownership of the shares held by Commerce except

CUSIP No. 873774 10 3                  13D/A                   Page 4 of 5 Pages


to the extent of his pecuniary interest therein. The Commerce Manager does not directly beneficially own any shares of the Company.

(b) Commerce must vote or direct the vote and dispose or direct the disposition of its shares of the Company's Common Stock in accordance with the terms and conditions of a Voting Agreement and Right of First Refusal and Sale Agreement, each described in Item 6 of Commerce's original Schedule 13D (filed with the Securities and Exchange Commission on April 25, 2001).

(c)      Except  as  set  forth   herein,   Commerce  has  not  engaged  in  any
transactions in the Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e) Commerce ceased to be the beneficial owner of more than five percent (5%) of the Company's Common Stock on August 8, 2003.

CUSIP No. 873774 10 3                  13D/A                   Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    October 9, 2003


                                              Commerce Investment Group, LLC


                                              By: /s/ Hubert Guez
                                                  ------------------------------
                                                   Hubert Guez, Manager







         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).